Exhibit 99(a)(5)(x)
The following document is an unofficial English translation of the French regulatory press release required by Articles 231-27 2° and 231-28 of the General Regulations of the French Autorité des marchés financiers (the “AMF”) and is provided for informational purposes only. The French version of this press release was published in Les Echos newspaper in France on January 8, 2009. This document does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. The tender offers described here, which have not yet commenced, will be made for the ordinary shares, American depositary shares (the “ADSs”) and OCEANEs of Wavecom. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom will be made only pursuant to the offer to purchase and related materials that Sierra Wireless filed with the AMF as a note d’information, or the Tender Offer Statement on Schedule TO Sierra Wireless intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the note d’information, as well as the Schedule 14D-9 and note en réponse we expect Wavecom to file, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com).
PUBLIC TENDER OFFER
TO PURCHASE THE SHARES AND THE BONDS CONVERTIBLE AND/OR EXCHANGEABLE
FOR NEWLY ISSUED OR EXISTING SHARES BY OPTION (OCEANEs) OF THE COMPANY
by
SIERRA WIRELESS FRANCE SAS
An indirect wholly-owned subsidiary of
presented by
LAZARD FRÈRES BANQUE

OFFER PRICE:	€8.50 per Wavecom share (including any dividends payable)
€31.93 plus unpaid accrued interests per OCEANE

OFFER PERIOD:	January 9, 2009 to February 12, 2009, i.e. 25 trading days
This press release is made and published by Sierra Wireless France SAS pursuant to articles 231-27 2° and 231-28 of the General Regulations of the Autorité des marches financiers (the “AMF”).
In accordance with article L. 621-8 of the Monetary and Financial Code and article 231-23 of the AMF’s General Regulations, the AMF has, pursuant to the statement of compliance of the public tender offer dated January 6, 2009, affixed visa n°09-002, dated January 6, 2009, on the prospectus of Sierra Wireless France SAS (the “Offeror”) relating to the public tender offer to purchase the shares (the “Shares”) and the bonds convertible and/or exchangeable for newly issued or existing shares by option (the “OCEANEs”) issued by Wavecom (the “Offer”).
The Offer will be open from January 9, 2009 to February 12, 2009, i.e. 25 trading days.

Holders of securities who wish to tender their Shares and/or OCEANEs in the Offer under the terms and conditions set forth in the prospectus (note d’information) must deliver to their financial intermediary (bank, financial institution, investment company, etc.) a sale order, using the form provided by such financial intermediary, no later than the final closing date of the Offer, allowing sufficient time for their order to be processed. The financial intermediary will transfer the Shares and OCEANEs tendered to its account to Euronext Paris.
Securities held in ordinary registered form (nominatif pur) must first be converted to administered registered form (nominatif administré) in order to be tendered in the Offer. If the Offer is successful, Euronext Paris will transfer to the bank in charge of the maintenance of Wavecom’s shareholders’ register the registered Shares in order to convert these instruments into bearer form so that they can be transferred to the Offeror.
Oddo Corporate Finance, acting as broker, will, for the account of the Offeror, be the purchaser of all the securities tendered to the Offer.
Copies of the prospectus approved by the AMF under visa n°09-002 dated January 6, 2009, as well as a document containing other information relating to the Offeror, in particular legal, financial and accounting information about the Offeror, are available on the website of Sierra Wireless, Inc. (www.sierrawireless.com) and the website of the AMF (www.amf-france.org) and free of charge upon request to:
Lazard Frères Banque
121 Boulevard Haussmann
75008 Paris
The tender offers described here, which have not yet commenced, will be made for the ordinary shares, American depositary shares (the “ADSs”) and OCEANEs of Wavecom. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom will be made only pursuant to the offer to purchase and related materials that Sierra Wireless filed with the French Autorité des marchés financiers (the “AMF”) as a note d’information, or the Tender Offer Statement on Schedule TO Sierra Wireless intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the note d’information, as well as the Schedule 14D-9 and note en réponse we expect Wavecom to file, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com).
This document does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities held by U.S. holders (“U.S. Holders”) (within the meaning of Rule 14d-1(d) of the United States Securities Exchange Act of 1934), nor does it constitute an offer to purchase any ADSs, wherever held, or a solicitation of an offer to sell any ADSs, wherever held.
U.S. Holders of any Wavecom securities may not tender into the Offer described in this press release. No ADSs, wherever the holder is located, may be tendered into the Offer described in this press release. U.S. Holders of Shares and OCEANEs, as well as holders of ADSs, wherever the holder is located, may only tender their Shares, OCEANEs and ADSs into the corresponding offer that the Offeror has initiated in the U.S. (the “U.S. Offer”). More information about the U.S. Offer is available free of charge at the SEC’s website (www.sec.gov).